EXHIBIT 99.1

PHOTOS: Aleafia Health Completes Planting of Canada’s First Legal Outdoor Cannabis Crop

· 13,000 Cannabis Plants now Growing at Company’s Outdoor Grow Facility
· Harvest of First Outdoor Crop Planned for Q3 2019
· Planting of Crop Completed Less Than One Week Following Health Canada Approval

TORONTO, June 13, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) has completed the planting of its first outdoor crop, less than one week after securing Health Canada approval for outdoor cultivation. To the Company’s knowledge, Aleafia Health is the first licensed producer to complete a large-scale, legal outdoor crop in Canadian history.

VIEW PHOTOS OF THE OUTDOOR GROW HERE

“With the country’s first legal outdoor crop now in the ground, Aleafia Health continues to validate our relentless focus on results-oriented execution,” said Aleafia Health CEO Geoffrey Benic. “We now expect to harvest a substantial, low-cost outdoor crop later this year, accelerating our Company’s growth. This will allow us to scale our mission of growing, producing, and selling high-margin, value-added cannabis health and wellness products in Canada and globally.”

To minimize the period between regulatory approval and planting, Aleafia Health leveraged its vertically integrated supply chain across three Ontario cannabis production facilities. The 13,000 starter clones grown specifically for outdoor cultivation were propagated at the Company’s Paris Indoor & Processing facility. Cultivation staff from the Niagara Greenhouse facility, along with students of Niagara College’s Commercial Cannabis Production Program, were on-site and instrumental in allowing the Company to quickly scale operations during planting, the most labour-intensive period of outdoor growing.

Following the harvest of the Company’s first outdoor crop, the dried flower will be transported to the Company’s Paris Facility for extraction and production, adding to the Company’s branded product portfolio. The significant increase in supply will align with the Paris Facility’s Phase II expansion, which increases the Company’s extraction capacity to 50,000 kg annually. Prior distribution channels will include the over 60,000 patients seen by the Company’s national network of medical cannabis clinics along with export to Australia and Germany, both burgeoning medical cannabis markets, via existing, signed supply agreements.

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP Investor Relations
416-860-5665
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational including the first large-scale outdoor cultivation facility in Canada. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Innovation is at the heart of Aleafia Health competitive advantage. The Company maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness-specific product development and its highly differentiated education platform FoliEdge Academy. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to graduation to the TSX.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aleafia Health or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the Company’s annual information form filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/8acad490-beae-45e5-ad0d-526ef4b9cd6d

https://www.globenewswire.com/NewsRoom/AttachmentNg/b8f6a37b-27e6-49ea-acac-a284e3093907

https://www.globenewswire.com/NewsRoom/AttachmentNg/a2db0f7c-de36-45a0-af58-193765adf45a

The photos are also available at Newscom, www.newscom.com, and via AP PhotoExpress.